United States securities and exchange commission logo





                                March 13, 2023

       Zvi Schreiber
       Chief Executive Officer
       Freightos Limited
       Technology Park Building 2
       1 Derech Agudat Sport
       HaPo   el Jerusalem, Israel
       9695102

                                                        Re: Freightos Limited
                                                            Registration
Statement on Form F-1
                                                            Filed February 22,
2023
                                                            File No. 333-269911

       Dear Zvi Schreiber:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed February 22, 2023

       Cover Page

   1. For each of the securities being registered for resale, please disclose the price that the selling
securityholders paid for such securities.
   2. We note the warrants are out the money. Please disclose the likelihood that warrant holders will not
exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors,
MD&A and use of proceeds section and disclose that cash proceeds associated with the
exercises of the warrants are dependent on the stock price. As applicable, describe
the impact on your liquidity and update the discussion on the ability
 Zvi Schreiber
FirstName  LastNameZvi Schreiber
Freightos Limited
Comapany
March      NameFreightos Limited
       13, 2023
March2 13, 2023 Page 2
Page
FirstName LastName
         of your company to fund your operations on a prospective basis with your current cash on hand.
Summary, page 11

3. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
Risk Factors
Sales of Freightos Ordinary Shares, or the perception of such sales, by us or the Selling
Securityholders pursuant to this prospectus in the, page 45

4. Please expand your risk factor to disclose the purchase price of all securities being registered for resale and that even though the current trading price is significantly below
         Gesher I Acquisition Corp.'s IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
General

5. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that such selling securityholders acquired their shares and warrants, and the price that public securityholders acquired their shares and warrants. Please also disclose any potential profit the selling securityholders will earn based on the current trading price.
6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Ordinary
         Shares, expand your discussion of capital resources to address any changes in your liquidity position since the business combination. If you are likely to have to seek additional capital, discuss the effect of this offering on your ability to raise additional capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Zvi Schreiber
Freightos Limited
March 13, 2023
Page 3

       You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Karina Dorin, Staff
Attorney, at (202) 551-3763 with any questions.



                                                         Sincerely,
FirstName LastNameZvi Schreiber
                                                         Division of
Corporation Finance
Comapany NameFreightos Limited
                                                         Office of Energy &
Transportation
March 13, 2023 Page 3
cc:       Stephen Alicanti, Esq.
FirstName LastName